Issuer Free Writing Prospectus dated June 9, 2021

Filed by: SM Energy Company

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-226597

SM ENERGY COMPANY

6.500% Senior Notes due 2028

Pricing Term Sheet

June 9, 2021

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement dated June 9, 2021. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used but not defined in this Pricing Term Sheet have the respective meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	SM Energy Company (the “Company”)

Principal Amount:	$400,000,000

Net Proceeds Before Expenses:	$394,000,000

Use of Proceeds:	To fund the Tender Offer of all of the Company’s outstanding 6.125% Senior Notes due 2022 and $130.0 million of Company’s outstanding 5.00% Senior Notes due 2024, and for general corporate purposes, which may include the repurchase or redemption, as applicable, of some or all of the Tender Offer Notes.

Title of Securities:	6.500% Senior Notes due 2028 (the “Notes”)

Final Maturity Date:	July 15, 2028

Issue Price:	100.000%, plus accrued interest, if any, from June 23, 2021

Coupon:	6.500%

Yield to Maturity:	6.500%

Interest Payment Dates:	January 15 and July 15, beginning on January 15, 2022

Record Dates:	January 1 and July 1

Optional Redemption:

The Notes may be redeemed, in whole or in part, at any time prior to July 15, 2024, at the option of the Company, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date.

In addition, on or after July 15, 2024, the Company may redeem all or, from time to time, a part of the Notes at the following redemption prices (expressed as a percentage of principal amount of the Notes), plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on July 15 of the years indicated below:

Year	Percentage
2024	103.250%
2025	101.625%
2026 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	Up to 35% at 106.500% prior to July 15, 2024, plus accrued and unpaid interest on the Notes, if any, to the applicable redemption date

Underwriters:

BofA Securities, Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Goldman Sachs & Co. . LLC

RBC Capital Markets, LLC

Barclays Capital Inc.

PNC Capital Markets LLC

Capital One Securities, Inc.

Scotia Capital (USA) Inc.

BMO Capital Markets Corp

Comerica Securities, Inc.

U.S. Bancorp Investments, Inc.

KeyBanc Capital Markets Inc.

BOK Financial Securities, Inc.

Trade Date:	June 9, 2021

Settlement Date:	June 23, 2021 (T+10 business days)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP and ISIN Numbers:	CUSIP: 78454LAW0 ISIN: US78454LAW00
Changes to the Preliminary Prospectus Supplement:	The following changes will be made to the Preliminary Prospectus Supplement:

Summary:

The following sentence under “Summary—The Offering—Ranking” on page S-3 and each other location where such or similar information appears in the Preliminary Prospectus Supplement is amended to read as follows:

“As of March 31, 2021, on an as adjusted basis as set forth under “Capitalization,” our total outstanding consolidated indebtedness would have been $2.3 billion.”

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent effected by the changes described herein.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by contacting BofA Securities at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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